Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Neustar, Inc. for the registration of $300 million of its 4.500% Senior Notes Due 2023 and to the incorporation by reference therein of our report for the year ended December 31, 2012, with respect to the consolidated financial statements and schedule of Neustar, Inc. for the year ended December 31, 2012 included in Form 8-K dated June 21, 2013, and the effectiveness of internal control over financial reporting of Neustar, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

McLean, Virginia

June 21, 2013